

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2021

Pamela Haley
Chief Financial Officer
Arcadia Biosciences, Inc.
202 Cousteau Place, Suite 105
Davis, CA 95618

> **Re:** **Arcadia Biosciences, Inc.**
> **Form 8-K**
> **Exhibit No. 10.2**
> **Filed December 22, 2020**
> **File No. 001-37383**

Dear Ms. Haley:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance